                                                                   Exhibit 99.2
                                [COMPANY LOGO]

                       SATYAM COMPUTER SERVICES LIMITED
Regd Office : Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad--500
                                      003

       Audited Financial Results for the quarter ended December 31, 2002

                                              Quarter     Quarter   Nine months Nine months    Year
                                               Ended       Ended       Ended       Ended      Ended
Sl.No.             Particulars               31-12-2002  31-12-2001 31-12-2002  31-12-2001  31-03-2002
------             -----------               ----------  ---------- ----------- ----------- ----------
                                                                    Rs. in Lakh
  1    Income from Software Exports           51,733.55   43,155.05 146,904.95  125,110.69  170,307.88
  2    Income from Domestic Sales                492.75      421.92   1,616.65    2,319.75    2,886.37
  3    Other Income                              (76.25)   1,023.75   1,281.62    4,623.18    7,115.28
  4    Total Income                           52,150.05   44,600.72 149,803.22  132,053.62  180,309.53
  5    Personnel Expenses                     24,522.63   20,194.96  71,928.32   55,567.52   78,906.42
  6    Operating & Administration
         Expenses                             11,761.33    8,883.37  30,736.56   27,747.77   36,171.60
  7    Total Expenditure                      36,283.96   29,078.33 102,664.88   83,315.29  115,078.02
  8    Profit before interest, depreciation
         & tax (PBIDT)                        15,866.09   15,522.39  47,138.34   48,738.33   65,231.51
  9    Financial Expenses                         19.29       45.28      53.09      931.49      959.53
  10   Depreciation                            3,042.12    3,063.55   9,300.17    8,289.45   11,745.83
  11   Profit before tax                      12,804.68   12,413.56  37,785.08   39,517.39   52,526.15
  12   Provision for Tax                       1,130.90      470.51   3,451.24    2,019.86    3,513.30
  13   Net Profit                             11,673.78   11,943.05  34,333.84   37,497.53   49,012.85
  14   Extraordinary Items                           --          --         --          --   (4,075.32)
  15   Profit after Tax and Extraordinary
         Items                                11,673.78   11,943.05  34,333.84   37,497.53   44,937.53
  16   Paid-up equity share capital
         (Par value of Rs.2 per share)         6,290.84    6,290.80   6,290.84    6,290.80    6,290.80
  17   Reserves excluding revaluation
         reserves                            218,584.49  181,475.40 218,584.49  181,475.40  186,748.50
  18   EPS - Basic*
         (On par value of Rs. 2 per share)
       -- With Extraordinary Items (Rs.)           3.71        3.80      10.92       12.13       14.47
       -- Without Extraordinary Items (Rs.)        3.71        3.80      10.92       12.13       15.78
  19   EPS - Diluted*
         (On par value of Rs. 2 per share)
       -- With Extraordinary Items (Rs.)           3.70        3.80      10.89       12.13       14.46
       -- Without Extraordinary Items (Rs.)        3.70        3.80      10.89       12.13       15.77

--------
* EPS for the nine months ended December 31, 2002 includes Rs.0.46 per share due to profit on sale of the company's stake in Satyam GE Software Services Private Ltd.

   Segment wise revenue, results and capital employed for the quarter ended
                               December 31, 2002

                                              Quarter    Quarter   Nine months Nine months    Year
                                               Ended      Ended       Ended       Ended      Ended
Sl. No.             Particulars              31-12-2002 31-12-2001 31-12-2002  31-12-2001  31-03-2002
-------             -----------              ---------- ---------- ----------- ----------- ----------
                                                                   Rs. in lakh
   1    Segment Revenue
        Information Technology Services..... 52,226.30  43,576.97  148,521.60  127,430.44  173,194.25
        Less: Inter segment revenue.........        --         --          --          --          --
        Net Sales Income from Operations.... 52,226.30  43,576.97  148,521.60  127,430.44  173,194.25

   2    Segment Results Profit / (Loss)
          before tax and interest
        Information Technology Services..... 12,900.22  11,435.09   36,556.55   35,825.70   46,370.40
        Less: Interest and Financial Charges     19.29      45.28       53.09      931.49      959.53
        Add: Other income...................    (76.25)  1,023.75    1,281.62    4,623.18    7,115.28
        Total Profit Before Tax............. 12,804.68  12,413.56   37,785.08   39,517.39   52,526.15

   3    Capital Employed
        Information Technology Services..... 88,803.48  91,033.61   88,803.48   91,033.61   99,175.39

Notes:

1. The results for the quarter ended December 31, 2002 have been taken on record by the Board of Directors at its meeting held on January 23, 2003.
2. The Board of Directors co-opted Mr. Krishna G. Palepu, the Ross Graham
   Walker Professor of Business Administration at the Harvard Business School and Mr. Vinod Dham, known as the Pentium Champ, as additional directors on the Board of the Company with effect from January 23, 2003, to hold office up to the date of next Annual General Meeting, in which their appointment as directors will be placed for the approval of the members of the Company. The Board also took note of the resignation of Mr. C. Srinivasa Raju, as director effective January 23, 2003. Consequently, the size of the Board has increased to 7 directors with 5 independent and 2 promoter and executive directors.
3. The total manpower strength as on December 31, 2002 stood at 9,304 associates as against 8,953 associates as on September 30, 2002 signifying an increase of 351 associates. The number of technical associates increased by 351 to close the quarter at 8,581 (8,230 associates as on September 30, 2002).
4. During the quarter ended December 31, 2002, the company allotted 800 equity shares of Rs. 2 each pursuant to exercise of stock options by the associates.
5. On October 7, 2002, SIFY Ltd. (Sify), the then subsidiary company, entered into a definitive agreement with a company controlled by Softbank Asia Infrastructure Fund (SAIF) and VentureTech Solutions Private Ltd. (VentureTech) for an investment of US$20 million by subscribing to new shares of Sify. The investments were approved by the shareholders of Sify at its Extraordinary General Meeting held on December 9, 2002. Following the approval, on December 16, 2002 SAIF invested US$13 million and VentureTech invested US$3.5 million, being the first tranche of the total investment of US$ 7 million. Consequent to the investments by SAIF and VentureTech, the holding of Satyam Computer Services Limited in Sify has fallen to 37.15% from 52.5% before the investments.
6. Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter.

                                              For and on behalf of the Board of
                                              Director

                                              --------------------------------
                                                           B. Rama Raju
                                                         Managing Director

Place: Secunderabad
Date: January 23, 2003

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

                       SATYAM COMPUTER SERVICES LIMITED

                   UNAUDITED CONSOLIDATED FINANCIAL RESULTS
            as per US GAAP for the quarter ended December 31, 2002

                                               Quarter     Quarter   Nine months Nine months    Year
                                                Ended       Ended       Ended       Ended      Ended
                                             31-12-2002  31-12-2001  31-12-2002  31-12-2001  31-03-2002
Sl. No.             Particulars              (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Audited)
-------             -----------              ----------- ----------- ----------- ----------- ----------
                                                                  In thousand US$
1       Revenues............................   120,837     104,442     343,411     306,852    414,491
2       Gross Profit........................    50,268      40,433     140,291     129,558    175,495
3       Amortization and impairment of
         Goodwill...........................        --       1,071          --      96,796     98,112
4       Profit / (Loss) before income taxes,
         and minority interest and equity
         earnings / (Losses) of associate
         companies..........................    15,686      52,142      42,462    (13,947)     (4,879)
5       Minority Interest...................     2,493       3,932      11,086      68,490     73,406
6       Net Income / (Loss).................    15,150      43,743      44,481      14,713     25,892
7       Earnings / (Loss) per Share
           -- Basic (US$)...................      0.05        0.03        0.14        0.05       0.08
           -- Diluted (US$).................      0.05        0.03        0.14        0.05       0.08

Notes to Consolidated Financial Results as per US GAAP:

1. The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method.
2. The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on December 31, 2002, Satyam Europe Ltd., Satyam Japan Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Satyam ideaedge Technologies Pvt. Ltd., and Nipuna Services Limited. The results also include Satyam Associate Trust and Satyam Manufacturing Technologies Inc., our joint venture with TRW Inc., in which our holding is 76% as on December 31, 2002. The results of the joint ventures that have been accounted on equity method include Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd. The holding of Satyam in both the joint ventures is to the extent of 50% as on December 31, 2002.
3. At the Extraordinary General Meeting held on December 9, 2002 Sify's shareholders approved the issue of shares to Softbank Asia Infrastructure Fund (SAIF) and Venture Tech Solutions Private Limited (VentureTech). On December 16, 2002, SAIF and VentureTech invested USD 13 Million and USD 3.5 Million respectively into Sify. Sify issued 7,558,140 equity shares to SAIF and 2,03,884 equity shares to VentureTech. On a fully diluted basis, SAIF and VentureTech own 21.8% and 5.9% respectively of Sify. Further, VentureTech is obligated to purchase an additional 2,034,883 equity shares for a purchase price equal to the Rupee equivalent of USD 3.5 million prior to May 1, 2003. Due to the above, Satyam's ownership interest in Sify reduced from 52.5% as of March 31, 2002 to 37.15% as of December 31, 2002. The consolidated financial statements of Satyam include the financial statements of Sify upto December 9, 2002. Subsequent to December 9, 2002, Satyam has accounted for its interest in Sify under the equity method of accounting primarily due to lack of controlling interest in Sify. The consolidated financial statements for the year ended March 31, 2002 and nine months ended December 31, 2001 and 2002 are not comparable due to the above. Sify Limited has changed its name from Satyam Infoway Limited to Sify Limited effective January 6, 2003. In addition, Satyam will have no further obligation to fund additional operating or financing requirements of Sify.


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

4. Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and nine months ended December 31, 2002 is as follows:

                                                   Quarter    Quarter   Nine months Nine months    Year
                                                    Ended      Ended       Ended       Ended      Ended
Sl. No.                Particulars                31-12-2002 31-12-2001 31-12-2002  31-12-2001  31-03-2002
-------                -----------                ---------- ---------- ----------- ----------- ----------
                                                                      In thousand US$
  1     Net Profit as per Indian GAAP............   24,183     24,878      70,624      79,068     94,373
  2     Profit / (Loss) of Subsidiaries and Joint
          Ventures...............................   (4,031)    (6,038)    (14,521)    (81,415)   (86,219)
  3     Deferred Stock Compensation Charge.......   (1,199)    (3,077)     (2,109)     (8,478)   (10,479)
  4     Amortization and impairment of
          Goodwill...............................       --     (1,071)         --      (3,253)    (4,311)
  5     Gain on sale of shares of Satyam Infoway
          Ltd. to GSIC...........................       --     35,156          --      35,156     35,156
  6     Sale of stake in Satyam GE Software
          Services Pvt. Ltd......................       --         --      (2,339)         --         --
  7     Charge off of put option to TRW, Inc.....   (4,301)    (5,817)     (7,514)     (4,448)   (10,144)
  8     Others (net).............................      498       (288)        340      (1,917)      (867)
  9     Provision not required under US GAAP.....       --         --          --          --      8,383
  10    Total Adjustments........................   (9,033)    18,865     (26,143)    (64,355)   (68,481)
                                                    ------     ------     -------     -------    -------
  11    Net Profit / (Loss) as per US GAAP.......   15,150     43,743      44,481      14,713     25,892

Safe Harbor:

   This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements - Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

   For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

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